SCHEDULE 1 (CONTINUED)

EMPIRE ASSET MANAGEMENT COMPANY LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)

AT DECEMBER 31, 2015

	Focus Report- Part IIA Period ended December 31, 2015	Adjustments	Annual Financial Statements At December 31, 2015
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$1,435,508	$ -0-	$1,435,508
Deductions and/or charges;			
Total nonallowable assets from statement of financial condition	(449,383)		(449,383)
Haircuts on securities	(22,386)		(22,386)
Total deductions	(471,769)		(471,769)
Net capital	$ 963,739	$ -0-	$ 963,739